Filed by: NorthStar Realty Finance Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Realty Finance Corp. (Commission File No.: 001-32330)

On July 11, 2016, NorthStar Asset Management Group Inc. and Colony Capital, Inc. distributed the following joint communication to their employees:

To:         All Employees of Colony Capital, Inc. and NorthStar Asset Management Group Inc.

From:    Colony NorthStar, Inc.

Merger Steering Committee

Date:      July 11, 2016

Subject: Update on Merger Activity

We want to take the opportunity to provide you with this jointly prepared and distributed update on the planned merger between Colony Capital, Inc., NorthStar Asset Management Group Inc. (“NSAM”) and NorthStar Realty Finance Corp. (“NRF”). As mentioned in the June 3rd announcement of the proposed transaction the merged entity will be called “Colony NorthStar, Inc.” and we are expecting to close during January of 2017 (pending regulatory and shareholder approvals).  You may have seen some of the recent media coverage about our planned merger which continues to receive significant attention and interest.

Our planning teams have already been hard at work preparing to combine these three great companies, which will create the fifth largest independent real estate company in the world with almost $60 billion in assets under management. We’ve enjoyed collaborating as merger partners and are looking forward to the continued partnership as we prepare to join together. We are convinced now, more than ever, that this merger will be a good fit for our business, for our shareholders, and for our employees.

A joint merger Steering Committee has been formed composed of senior management team members of both Colony and NorthStar reporting to Tom Barrack, David Hamamoto and Richard Saltzman, which will oversee all aspects of the merger including SEC filings and approvals, integration management, shareholder relations and capital markets, and strategic business unit planning. We have also engaged Deloitte Consulting to help us set up an Integration Management Office (“IMO”) which will organize teams, oversee coordination across the businesses, and ultimately drive execution of the merger both organizationally and operationally. While we will attempt to keep the disruption to all organizations to a minimum, you may be called upon to assist in the integration efforts of your areas of focus. If you are asked to be part of an integration team, please give the IMO your full attention.

We are enthusiastic about the future and opportunities that this merger will bring. Please know that we are focused on assuring that our most important asset — you, our people — are as excited as we are. As we continue to move forward with plans, we commit to updating you with transparent and open communication, via various platforms, and will brief you regularly on information and milestones as the merger progresses.

As a reminder — if you receive any outside inquiries regarding the proposed merger, please do not comment but refer them to Darren Tangen or Ron Sanders on the Colony side, or Al Tylis for NorthStar.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement.  Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NorthStar Asset Management Group Inc. (“NSAM”), Colony Capital, Inc. (“Colony”) and NorthStar Realty Finance Corp. (“NRF”) stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes.  The foregoing list of factors is not exhaustive.  Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”).  There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements.  The forward-looking statements speak only as of the date of this communication.  None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, NSAM, Colony and NRF will cause an affiliate of NSAM, New Polaris Inc., a Maryland subsidiary of NSAM that will be renamed Colony NorthStar, Inc. (“Colony NorthStar”) and will be the surviving parent company of the combined company, to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NSAM, Colony and NRF and that also will constitute a prospectus of Colony NorthStar.  Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016 AND JUNE 8, 2016 IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction.  Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual

Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016, and in Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016 and June 8, 2016 in connection with the announcement of the proposed transaction.  Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016 and June 8, 2016 in connection with the announcement of the proposed transaction.  Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016, and in Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016 and June 8, 2016 in connection with the announcement of the proposed transaction.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.  You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.